UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
PIONEER BANKSHARES, INC.
(Name of Issuer)
COMMON STOCK, $0.50 PAR VALUE
(Title of Class of Securities)
723618104
(CUSIP Number)
RICHARD T. SPURZEM, P.O. DRAWER R CHARLOTTESVILLE, VIRGINIA 22903 (434) 923-8900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. Spurzem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b) Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 101,056
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 101,056
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 3

TO

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D relates to the common stock, $0.50 par value per share (the “Common Stock”), of Pioneer Bankshares, Inc., a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 263 East Main Street, P.O. Box 10, Stanley, Virginia 22851.

Item 2.	Identity and Background

(A)	Richard T. Spurzem

(B)	The business address of Mr. Spurzem is P.O. Drawer R, Charlottesville, Virginia 22903.

(C)	Mr. Spurzem is a private investor and owner of Neighborhood Properties, Inc., a real estate development and management company.

(D)	During the last five years, Mr. Spurzem has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Spurzem has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Spurzem is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used by Mr. Spurzem in acquiring beneficial ownership of shares of Common Stock are as follows:

•

From June 21, 2005 to January 25, 2008, he purchased an aggregate of 102,156 shares of Common Stock, at per share prices ranging from $17.52 to $30.99. The total price that he paid for such shares was $2,241,647. He used personal funds for these purchases.

•

From October 26, 2005 to November 15, 2007, he sold an aggregate of 1,100 shares of Common Stock, at per share prices ranging from $18.24 to $27.77. The total price that he received for such shares was $24,197.

Item 4.	Purpose of Transaction

Mr. Spurzem has acquired shares of Common Stock for investment purposes, and such purchases have been made in his ordinary course of business.

In pursuing such investment purposes, Mr. Spurzem may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market prices of such Common Stock, from changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, Mr. Spurzem will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of Mr. Spurzem and other investment considerations. Consistent with his investment research methods and evaluation criteria, Mr. Spurzem may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, Mr. Spurzem’s modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described below in this Item.

Mr. Spurzem reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions described below in this Item, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions. Mr. Spurzem may at any time reconsider and change his plans or proposals relating to the foregoing.

On May 16, 2007 and May 25, 2007, Mr. Spurzem sent letters to the President of the Issuer with respect to his interest in the Issuer. Copies of these letters were previously filed as exhibits to Amendment No. 1 to Schedule 13D and are incorporated herein by reference.

On June 8, 2007, Mr. Spurzem issued a press release announcing a list of questions and concerns Mr. Spurzem expressed to Thomas R. Rosazza, President, of the Issuer and Mark N. Reed, Director of the Issuer at a meeting on June 6, 2008. A copy of this press release is filed as an exhibit to this Amendment No. 3 to Schedule 13D and is incorporated herein by reference.

On or about July 19, 2007, Mr. Spurzem filed a petition for mandamus in the Circuit Court of Page County, Virginia (the “Court”), in order to obtain the shareholder list of the Issuer.  The Issuer responded by filing a demurrer, which the Court overruled after a hearing.  Mr. Spurzem and the Issuer have entered into a settlement agreement and the claim has been dismissed with prejudice.

On December 11, 2007, Mr. Spurzem sent a letter to the President of the Issuer attaching a shareholder proposal for inclusion in the proxy materials of the Issuer for consideration by the company’s shareholders at the 2008 annual meeting. A copy of this letter and the accompanying proposal are filed as exhibits to this Amendment No. 3 to Schedule 13D and are incorporated herein by reference.

Except as described above or otherwise in this Amendment No. 3 to Schedule 13D, there are no current plans or proposals that Mr. Spurzem may have that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Spurzem is 101,056 shares and 9.99% of the issued and outstanding shares of Common Stock.

(B)	Mr. Spurzem has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

(C)	Mr. Spurzem used personal funds in making the following acquisitions of Common Stock during the past sixty days:

Date	Amount of Common Stock	Price Per Share	Where Effected
November 27, 2007	100	28.17	open market
December 24, 2007	200	26.04	open market
January 25, 2008	1,600	26.82	open market
January 25, 2008	400	27.00	open market

(D)	Not applicable.

(E)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Letter dated May 16, 2007 from Richard T. Spurzem to Thomas R. Rosazza, President, Pioneer Bankshares, Inc. (previously included with the

Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange Commission on May 25, 2007 and incorporated herein by reference).

Exhibit B – Letter dated May 25, 2007 from Richard T. Spurzem to Thomas R. Rosazza, President, Pioneer Bankshares, Inc. (previously included with the Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange Commission on May 25, 2007 and incorporated herein by reference).

Exhibit C – Press Release dated June 8, 2007.

Exhibit D – Letter dated December 11, 2007 from Richard T. Spurzem to Thomas R. Rosazza, President, Pioneer Bankshares, Inc.

Exhibit E – Shareholder Statement and Proposal, submitted to Pioneer Bankshares, Inc. on December 11, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: January 29, 2008	/s/ Richard T. Spurzem
Richard T. Spurzem

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit C

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT: RICHARD T. SPURZEM

434/923-8900

“LARGEST SHAREHOLDER OF PIONEER BANK QUESTIONS BANK PRESIDENT & DIRECTOR”

CHARLOTTESVILLE, 8 June 2007 -- Richard T. Spurzem, a prominent Charlottesville-area real estate investor and the owner of 7.3% of the stock of Pioneer Bankshares, Inc. (PNBI), met with Thomas R. Rosazza, President/Director, and Mark N. Reed, Director, in Ruckersville on Wednesday 6 June 2007. Pioneer Bank, headquartered in Stanley, VA, has offices in Charlottesville, Harrisonburg, Luray, Shenandoah, Stanardsville, and Stanley, VA

During the short lunch meeting, Spurzem expressed to the Bank officials some of his concerns & questions about the management of the bank:

1)	Why had the officials changed their mind about being willing to meet with its largest shareholder when a meeting was requested in March of 2006 and the request (and subsequent follow-ups) ignored?
2)

Why is Pioneer the “under-performer” among banks operating in its region? When compared to F&M Bank – Timberville, Bank of Clarke County, and First Bank – Strasburg, Pioneer has the lowest Return on Average Assets (ROA) and lowest Return on Average Equity (ROE) as of year-end 2006?

3)

Why has the total compensation for the President of the Bank gone up 19% to nearly $200,000 ($199,482) annually from 2004 to 2006 while the annual net income for the bank only went up 6.4% during the same period? How many people in Stanley have seen their salary or wages go up almost 20% over the past two years?

4)

Why were the 9 directors of the Bank paid a total compensation of $184,000 (including stock options) in 2006 (having an approximate after-tax cost of $122,000) that equates to a full 7% of the Bank’s annual net income? At the current P/E ratio of 14.6, this $122,000 expense equates to $1,785,000 in shareholder value being given to the Directors. Competitor F&M Bank, which is about 2.5x bigger in size than Pioneer, paid its 9 directors only $123,650 in 2006 (with no stock options).

5)

Given the fact that the Bank is substantially over-capitalized according to the various regulatory capital requirements, why has not the Bank returned its excess capital to its shareholders through substantially higher dividends or through a share re-purchase program? The dividend pay-out ratio went down from a measly 34% in 2005 to an even smaller 31% in 2006. F&M Bank currently has a share re-purchase program in effect for up to 100,000 shares.

1

6)

Why does the Bank borrow money from the Federal Home Loan Bank ($9.4m as of 3/31/07) and ostensibly turn around and invest the money in securities ($14.2 m as of 3/31/07)? Does the Bank have anyone with Wall Street experience with trading securities? Is this what a small community bank ought to be doing? How does this serve the community and the Bank’s customers? For liquidity purposes, the Bank could sell enough securities to pay off the FHLB loans and still have $10m in securities and cash to satisfy any liquidity requirements of bank regulators.

7)	Does the Bank have a management succession plan and what is it? The Bank President is 65 years old.
8)

With Pioneer’s stock selling for approximately 1.5x its book value while the stocks of the other three banks (above) all selling for over 2.0x their tangible book value (as of 3/31/07), what is the Bank’s Board of Directors doing to increase shareholder value?

In the meeting, the bank officials reinforced what the Bank published in a SEC Form 8-K on 5 June 2007 that “ Company’s Board of Directors held a special meeting on May 29, 2007, during which it unanimously reaffirmed the Bank’s strategic plan and vision for the Company to remain as an independent community bank holding company.” The officials pointed out that the Company’s By-Laws require a “super majority” vote of 80% of the Company’s stock to approve a sale or merger of the Company and that since the Board, Bank officers, and other “friends” own over 20% of the Company’s stock that they did not expect the Bank to be sold anytime soon.

#####

2

Exhibit D

P. O. Drawer R

Charlottesville, VA 22903

December 11, 2007

BY FEDERAL EXPRESS (540-778-2294)

Mr. Thomas R. Rosazza

President and Chief Executive Officer

Pioneer Bankshares, Inc.

263 East Main Street

Stanley, VA 22851

RE:	Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Rosazza:

Enclosed are the following items:
1.

A document containing a shareholder proposal, including as the preamble a supporting statement, for inclusion in the proxy materials of Pioneer Bankshares, Inc. for consideration by the company’s shareholders at the 2008 annual meeting;

2.

A copy of the original Schedule 13D filed by me showing ownership of sufficient stock of the Bank for a sufficient period of time to meet the obligations of §240.14a-8 of Regulation 14A of the Securities and Exchange Commission; and

3.	Copies of properly filed Amendments to Schedule 13D.

I hereby certify that I am and have been for at least one year the owner of more than $2,000.00 in aggregate market value and more than 1% of the outstanding stock of Pioneer Bankshares, Inc., and that I intend to continue to hold at least that amount of stock through the date of the 2008 annual meeting of shareholders. I further certify that either I or a proper representative for me will be at the 2008 annual meeting of shareholders of Pioneer Bankshares, Inc. to move adoption of the proposed resolution and to answer any questions which might be asked.

Sincerely,
/s/ Richard T. Spurzem

Richard T. Spurzem

Exhibit E

SHAREHOLDER STATEMENT & PROPOSAL

WHEREAS, the articles of incorporation of Pioneer Bankshares, Inc. (“PNBI”) contain a supermajority voting requirement for shareholder action on certain corporate changes thereby vesting effective control over changes in the corporation in the hands of current directors and other persons holding a relatively small percentage of shares;

WHEREAS, the executive officers and directors of PNBI have provided substantial economic benefits to themselves relative to comparable community banks and holding companies in Virginia;

WHEREAS, by some return standards PNBI has performed worse than comparable community banks and holding companies in the Shenandoah Valley;

WHEREAS, PNBI has capital in excess of what is needed to support its current operations and in excess of current regulatory requirements; and, given its market, PNBI does not have significant opportunities for growth that would allow it to use its excess capital in a way that would generate a satisfactory return on equity;

WHEREAS, these factors are believed to have had an adverse effect upon the interests of shareholders and the value of their investment in PNBI; and

WHEREAS, given these factors, it is possible to take steps to enhance shareholder value while at the same time maintaining safety and soundness and appropriate levels of service to the communities and customers served by PNBI; now, therefore, be it

RESOLVED, that the shareholders request the Board of Directors to obtain an independent assessment of the advisability of doing one or more of the following and then report the results of such independent assessment to the shareholders: (1) limit compensation for executive officers and directors of the corporation and its affiliates to be in line with other small community banks or their holding companies in Virginia; (2) increase the dividend payout ratio to 75% of current year’s earnings and to maintain that payout ratio for as long as such can be done and still maintain a safe and sound institution; (3) institute a substantial common stock share repurchase program; (4) set a mandatory retirement age of 70 for directors; and (5) eliminate the supermajority vote requirement from the corporation’s articles of incorporation.